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                    Acergy S.A. Extraordinary General Meeting

London, England - December 18, 2008 - Acergy S.A. (NASDAQ-GS: ACGY; Oslo Stock
Exchange: ACY), advises that at the Extraordinary General Meeting of shareholders on December 18, 2008, resolution 1 was approved by shareholders, resolution 2 was not approved.

The minutes of the Extraordinary General Meeting detailing the resolutions proposed and the result of the poll on each resolution is attached hereto.

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Acergy S.A. is a seabed-to-surface engineering and construction contractor for the offshore oil and gas industry worldwide. We plan, design and deliver complex, integrated projects in harsh and challenging environments. We operate internationally as one group - globally aware and locally sensitive, sharing our expertise and experience to create innovative solutions. We are more than solution providers, we are solution partners - ready to make long-term investments in our people, assets, know-how and relationships in support of our clients.

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Contact:
Karen Menzel
Tel: +44 (0)20 8210 5568
karen.menzel@acergy-group.com
www.acergy-group.com

If you no longer wish to receive our press releases please contact: kelly.good@acergy-group.com

Forward-Looking Statements: Certain statements made in this announcement may include "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the US Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "forecast," "project," "will," "should," "seek," and similar expressions. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal and administrative proceedings or government enquiries; uncertainties inherent in operating internationally; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.
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ACERGY S.A.
Societe Anonyme Holding
412F, route d'Esch
L-2086 Luxembourg
R.C.S. Luxembourg B-43.172

  Minutes of the Extraordinary General Meeting held at the offices of SERVICES GENERAUX DE GESTION S.A., 412F, route d'Esch, Luxembourg on December 18, 2008

The Meeting was opened at 11.00 a.m.

Chairman      :  Mr. Mark WOOLVERIDGE, Chairman of the Board of Directors of the
                 Company

Secretary     :  Maitre Jean HOSS

Ballot-judges :  Mrs. Chantal MATHU and Mr. Johan RASMUSSEN

The Chairman declared and the Meeting noted that:

o it appeared from the main register kept by SERVICES GENERAUX DE GESTION S.A. and the Branch Register kept by DnB NOR Bank ASA of Oslo produced to the Meeting together with proxies duly filed within the statutory period that 44,585,247 Common Shares out of 194,953,972 issued Common Shares were represented

o the notice of the Meeting was published according to the legal requirements in a Luxembourg daily newspaper on November 26, 2008; November 28, 2008 and December 8, 2008 and in the "Memorial C" on November 26, 2008 and December 8, 2008 as evidenced by the documents presented to the Meeting and in accordance with article 26 of the Articles of Association (i) notice of this Meeting together with a proxy card, a letter of explanation and a business reply envelope have been mailed to the Common Shareholders on the Company's Registers as of November 19, 2008 and (ii) notice of this Meeting together with a proxy card, the letter of explanation and a business reply envelope were also mailed to the holders of American Depositary Shares
     (ADSs) (each of which represents one Common Share of the Company) on the register of Deutsche Bank Trust Company Americas, Depositary for the ADSs, as of November 19, 2008

o in order to attend the present Meeting, the Common Shares represented complied with the legal and statutory requirements

o the present Meeting was therefore regularly convened and has the legal power to act on the following items of the agenda

AGENDA

(1) To approve the recommendation of the Board of Directors of the Company to increase the number of Common Shares reserved for issuance under the Company's 2003 Stock Option Plan by two million four hundred thousand (2,400,000) Common Shares of which five hundred and one thousand (501,000) are allocated to the French Stock Option Plan, from the current six million three hundred and ten thousand (6,310,000) Common Shares to eight million seven hundred and ten thousand (8,710,000) Common Shares.
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(2)  To approve the recommendation of the Board of Directors of the Company to adopt the proposed Acergy S.A. 2008 Long Term Incentive Plan.

The Meeting then deliberated on each of the agenda items and proceeded to a vote on each of them as follows:

     1. to approve the recommendation of the Board of Directors of the Company to increase the number of Common Shares reserved for issuance under the Company's 2003 Stock Option Plan by two million four hundred thousand (2,400,000) Common Shares of which five hundred and one thousand (501,000) are allocated to the French Stock Option Plan, from the current six million three hundred and ten thousand (6,310,000) Common Shares to eight million seven hundred and ten thousand (8,710,000) Common Shares.

          The Chairman proposed to approve the increase in the number of Common Shares reserved for issuance under the Company's 2003 Stock Option Plan

           FOR: 32,764,013      AGAINST: 11,780,933     ABSTAINING: 40,301

     2. to approve the recommendation of the Board of Directors of the Company to adopt the proposed Acergy S.A. 2008 Long Term Incentive Plan.

          The Chairman proposed to approve the adoption of the proposed Acergy S.A. Long Term Incentive Plan

           FOR: 4,598,079       AGAINST: 23,775,279     ABSTAINING:  16,211,889

The Chairman noted that resolution 1 had been approved and resolution 2 had not been approved.

The Chairman noted that a letter has been received from Folketrygdfondet in relation to item 2. Folketrygdfondet asks that the letter and their position be made known to the Meeting. The Chairman asked the Secretary to read the letter. The Chairman advised that the letter will be presented to the Board for consideration.

There being no further business to come before the Meeting, the Chairman closed the Meeting at 11.30 a.m.

Luxembourg, December 18, 2008

J. RASMUSSEN C. MATHU                   J. HOSS                   M. WOOLVERIDGE
    Ballot-judges                      Secretary                     Chairman